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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stanley Laman Group Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1235 Westlakes Drive, Suite 295
(No. and Street)

Berwyn	PA	19312
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. Laman 610-993-9100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

1650 Market Street, Suite 4500	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James J. Laman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stanley Laman Group Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member/Principal
Title

Michelle Koran
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commonwealth of Pennsylvania - Notary Seal
MICHELLE KORAN - Notary Public
Chester County
My Commission Expires Aug 14, 2023
Commission Number 1058131

Stanley Laman Group Securities, LLC

Financial Statements and Supplementary Information

December 31, 2020

Including Report of Independent Registered Public Accounting Firm
as of and for the Year Ended December 31, 2020

(Filed as CONFIDENTIAL Information Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934)

Stanley Laman Group Securities, LLC
Table of Contents
December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Members of
Stanley Laman Group Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stanley Laman Group Securities, LLC (the Company) as of December 31, 2020, and the related notes (collectively referred to as the statement of financial condition). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

Baker Tilly US, LLP

Philadelphia, Pennsylvania
February 23, 2021

Stanley Laman Group Securities, LLC

Statement of Financial Condition
December 31, 2020

Assets

Assets		
Cash and cash equivalents	$	52,300
Commissions receivable		2,700
Prepaid expenses		17,411
Total assets	$	72,411

Liabilities and Members' Equity

Liabilities		
Commissions payable	$	2,521
Members' Equity		69,890
Total liabilities and members' equity	$	72,411

See notes to financial statements

1. Business Activity and Organization

Stanley Laman Group Securities, LLC (the "Company") was formed in April 2002 for the purpose of providing broker-dealer services in variable life insurance. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Agency (FINRA).

The Company is affiliated with another entity under common control and ownership. All revenue generated is the result of its affiliation with this other entity.

The Company operates as a Limited Liability Company which generally limits liability to creditors of the Company to the assets of the Company.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America.

Basis of Accounting

The accompanying financial statements are presented on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments purchased with an original maturity of three (3) months or less to be cash equivalents.

Commissions Receivable

Commissions receivable are stated at their outstanding balances. The Company considers commissions receivable to be fully collectable. If collection becomes doubtful, an allowance for doubtful accounts will be established, or the accounts will be charged to expense when the determination is made by management. Unpaid balances remaining after the stated payment terms are considered past due. Recoveries of previously charged off accounts are recorded when received. Management has determined that no allowance is necessary at December 31, 2020.

Revenue Recognition

Insurance commissions are recognized as revenue when (i) the policy application is substantially complete, (ii) the premium is paid and (iii) the insured party is contractually committed to the purchase of the insurance policy.

We derive our revenues primarily from commissions earned on insurance policies that we place either as a percentage of the policy premium or as a stated fee. Our contracts generally contain a single performance obligation and revenues are recognized when control of these services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services, which typically occur at the time the consumer remits payment of their policy premium.

We determine revenue recognition through the following steps:
Identification of the contract with the customer
Identification of the performance obligations in the contract
Determination of the transaction price
Allocation of the transaction price to the performance obligations in the contract
Recognition of revenue when, or as, the performance obligations are satisfied

We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Disaggregated Revenue:

Revenue Stream	Income Statement Classification	Total Revenues
Insurance Commissions	Commission Income	$199,797
Interest	Interest Income	1
Total Revenue		$199,798

Income Taxes

In lieu of corporate income taxes, the members of a limited liability corporation are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for corporate income taxes is included in these financial statements.

The Company follows the provisions of Financial Accounting Standards Board ("FASB") ASC 740, Income Taxes. This standard provides guidance on accounting for income taxes, including uncertain tax positions. No interest and penalties related to income taxes have been recognized in the accompanying financial statements. The Company believes there are no uncertain tax positions.

Concentrations of Credit Risk

The Company maintains cash balances at a financial institution located in the Philadelphia area. Company's management performs periodic review of the relative credit rating of its bank to lower its risk. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk. Non-interest bearing cash accounts are currently fully insured by the Federal Deposit Insurance Corporation ("FDIC") through December 31, 2020.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company has no liabilities subordinated to the claims of general creditors for 2020; consequently, the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of February 23, 2021 for items that should potentially be recognized or disclosed in those financial statements. The evaluation was conducted through the date the financial statements were available to be issued.

3. Securities and Exchange Commission Rule 15c3-3 Exemption

The Company operates under the exemptive provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934, as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under paragraph (k)(1), which relates to the maintenance of special accounts for the exclusive benefits of customers.

4. Related Party Transactions

The Company shares office space with an affiliate under common control and ownership. During 2020, the Company paid fees of $15,655 to the affiliate for its allocated share of rent, utilities and office expenses. The fees are based on the affiliate's estimate of expenses incurred related to the resources utilized by the Company. Management believes that these estimates were made on a reasonable basis. However, the fees are not necessarily indicative of the level of expenses that might have been incurred had the Company contracted directly with third parties. Management has not made a study or any attempt to obtain quotes from third parties to determine what the cost of obtaining such services from third parties would have been.

The Company pays commissions to an officer of the Company for the work that the officer performs in securing sales of variable universal life policies for clients of the Company, generating commission revenue for the Company. Management believes that the payment of these commissions to the officer of the Company are made on a reasonable basis. For 2020, the commissions paid to the officer totaled $186,146. The officer of the Company is contractually required to pay that amount to the affiliated entity.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2020, the Company's net capital was $52,479, which was $47,479 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 4.80% at December 31, 2020.

6. Commitments and Contingencies

The Company is subject to claims and legal proceedings which arise in the ordinary course of its business. The Company is unable to estimate the magnitude of any future exposure at this time.

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Transactions entered into as of December 31, 2020 settled with no adverse effect on the Company's financial condition.